

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2012

Via E-mail
Anna C. Jones
President and Chief Executive Officer
B-Maven, Inc.
3272 Reynard Way
San Diego, CA 92103

> **Re:** **B-Maven, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 6, 2012**
> **File No. 333-176376**

Dear Ms. Jones:

We have reviewed your registration statement and have the following comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

    - Describe how and when a company may lose emerging growth company status;

    - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    - State your election under Section 107(b) of the JOBS Act:

        o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

        o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Prospectus Summary, page 4

2. We note your revised disclosure in the seventh paragraph on page 4. In the first sentence of this paragraph, you state that "BMI has developed a full spectrum of skin care products . . . ." This statement appears to contradict your other statements in this paragraph. For example, you reference that you are "currently developing and testing" your products, and in the last sentence, you discuss qualities you expect your products to have "once developed." Please revise this paragraph, as well as your disclosure throughout the prospectus, so that it accurately and consistently reflects the current stage of your product development and operations. In this regard, we note other inconsistencies in the prospectus including, but not limited to, your statement in the penultimate paragraph on page 24 that you will "begin work on the product formulas" after the offering has been completed and proceeds have been received.

Risk Factors, page 6

Risks Related to Our Common Stock, page 12

You may have limited access to information regarding our business . . . , page 17

3. Please revise the disclosure in this risk factor and on page 44 so that the shareholder thresholds you reference reflect the changes made by the Jumpstart Our Business Startups Act.

Use of Proceeds, page 17

4. It is unclear to us why you now state that only $7,500, rather than $10,000, of the legal fees will be paid if you collect the maximum offering proceeds. Please clarify your intended use of the remaining $2,500.

The Offering, page 18

5. We note your response to comment three of our letter dated December 9, 2011. Specifically, we note the only change in your "escrow arrangement" is the change in the "escrow agent." Accordingly, we are still unable to agree with your conclusion that this arrangement for Quick Law Group, P.C. to hold offering proceeds is properly characterized as an escrow arrangement. Please revise your disclosure accordingly.

Management's Discussion and Analysis or Plan of Operation, page 22

Operations, page 22

6. We note your response to comment four of our letter dated December 9, 2011, and we reissue the comment in part. Please provide a timeline for the completion of your business plan assuming you raise 75%, 50%, 25%, and 10% of the required funding.

7. We note your response to comment five of our letter dated December 9, 2011. Specifically, we note your statement on page 24 that you can maintain the business for at least 12 months in part through short term loans from friends and family members which you "currently have in place." Please either clarify what you mean by "currently have in place" or remove this language as it gives the appearance that you have commitments for financing from friends and family members. In this regard, we note the apparent inconsistent disclosure in which you state that you currently have "no sources of financing and no commitments for financing." Additionally, please disclose that you do not and will not accrue compensation for Ms. Jones' services, as indicated in your response to the comment.

Seasonality, page 27

8. On page 8, we note you discuss seasonality during the winter. Please provide similar disclosure in this section.

Business, page 27

Proposed Products, page 29

9. In the fourth paragraph, you refer to fiscal year 2012 when it appears you mean fiscal year 2013. You make a similar statement in the last paragraph on page 30. Please revise your disclosure as appropriate.

Certain Relationships and Related Transactions, page 35

10. Please identify Quick Law Group, P.C. as a promoter. Refer to the definition of "promoter" in Rule 405 of Regulation C.

Plan of Distribution, page 39

11. We note your response to comment nine of our letter dated December 9, 2011. Please disclose in the prospectus that you do not have a formal arrangement or understanding with the market maker you identify as having agreed to file an application with FINRA on your behalf.

Exhibits, page II-2

12. Please tell us why you continue to include the opinion provided by Gary B. Wolff, P.C., the original subscription agreement, and the original escrow agreement as exhibits to the registration statement.

You may contact Dale Welcome at (202) 551-3865 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at (202) 551-3749 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Via E-mail
        Jeffrey M. Quick, Quick Law Group PC